APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Coliseum Dreams, LLC

BALANCE SHEET

As of October 9, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS 100 (4480)	5,449.46
OPPORTUNITY CHECKING (6367)	680.53
PAROLL ACCOUNT (0370)	-4,755.00
PNC	182.82
Total Bank Accounts	**$1,557.81**
Total Current Assets	**$1,557.81**
Fixed Assets	
equipment purchase	1,829.80
Startup Costs	
Business Startup Costs	5,077.13
Organizational Startup Costs	2,175.85
Total Startup Costs	**7,252.98**
Vehicle Purchase	3,343.01
Total Fixed Assets	**$12,425.79**
TOTAL ASSETS	**$13,983.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Cell Phone	-2,114.50
Subscription	-55.65
Total Accounts Payable	**$ -2,170.15**
Total Current Liabilities	**$ -2,170.15**
Long-Term Liabilities	
Loans	
Gwen Haggard	1,000.00
Sue Breeze	4,000.00
Total Loans	**5,000.00**
Total Long-Term Liabilities	**$5,000.00**
Total Liabilities	**$2,829.85**
Equity	
Owner's Investment	4,000.00
Bobbie Newman - 2%	6,500.00
Jennifer Ramsey - 2%	5,000.00
Stacey Vierheilig - 2%	5,000.00
Total Owner's Investment	**20,500.00**
Owner's Pay & Personal Expenses	-49.50
Ranada's Draw	-1,966.16
Retained Earnings	-95.25
Net Income	-7,235.34
Total Equity	**$11,153.75**
TOTAL LIABILITIES AND EQUITY	**$13,983.60**

I, Ranada Riley, certify that:

1. The financial statements of Coliseum Dreams, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Coliseum Dreams, LLC has not been included in this Form as Coliseum Dreams, LLC was formed on 07/08/2020 and has not filed a tax return to date.

Signature _____

Name: Ranada Riley

Title: Chef and Owner